Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: December 1, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated December 1, 2016 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	2.972% Notes due 2023
Currency:	USD
Size:	$1,500,000,000
Maturity:	January 15, 2023
Payment Frequency:	Semi-annual
Day Count Fraction:	30/360
Benchmark Treasury:	1.750% due November 30, 2021
Benchmark Treasury Yield:	1.892%
Spread to Benchmark Treasury:	+108 basis points
Yield to Maturity:	2.972%
Price to Public:	99.997% of face amount
Proceeds (Before Expenses) to Issuer:	$1,494,705,000 (99.647%)
Interest Payment Dates:	January 15 and July 15 of each year, commencing July 15, 2017
Business Day:	New York and London
Business Day Convention:	Following Business Day
Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 15, 2017 (other than on January 15, 2022 or on or after December 15, 2022) at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at T + 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on January 15, 2022 upon at least 15 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 15, 2022, upon at least 15 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated December 1, 2016 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	48128BAB7 / US48128BAB71
Trade Date:	December 1, 2016
Settlement Date:	December 8, 2016 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ANZ Securities, Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Lloyds Securities Inc

nabSecurities, LLC

Mitsubishi UFJ Securities (USA), Inc

RBC Capital Markets, LLC

RBS Securities Inc.

SG Americas Securities, LLC

Santander Investment Securities Inc.

Standard Chartered Bank

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on December 8, 2016 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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